January 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Peak Resorts, Inc.

Request for Withdrawal of Registration Statement on Form 8-A

File No. 001-35363

Ladies and Gentlemen:

Peak Resorts, Inc., a Missouri corporation (the “Company), filed a Registration Statement on Form 8-A (File No. 001-35363) (the “Form 8-A”) on December 5, 2011. Because the Company does not expect its Registration Statement on Form S-1 (File No. 333-173567) to become effective within 60 days of the date the original Form 8-A was filed, the Company respectfully requests that the Securities and Exchange Commission withdraw the Form 8-A.

If you have any questions regarding the foregoing application for withdrawal, please contact David Braswell of Armstrong Teasdale LLP, legal counsel to the Company, via telephone at (314) 621-5070. The Company respectfully requests that you provide a copy of the order consenting to the withdrawal of the Form 8-A to Mr. Braswell via facsimile at (314) 612-2229 or via e-mail at dbraswell@armstrongteasdale.com. Thank you for your assistance.

Very truly yours,

Peak Resorts, Inc.

By:	/s/ Stephen J. Mueller
Name:	Stephen J. Mueller
Title:	Vice President and Chief Financial Officer

17409 Hidden Valley Drive

Wildwood, MO 63025

636.938.5373

Fax 636.938.6936

www.peakresorts.com